Weil, Gotshal & Manges LLP
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FAX: (212) 310-8007

November 17, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Ms. Karen J. Garnett

Re:          General Growth Properties, Inc. (formerly New GGP, Inc.)

Registration Statement on Form S-11

Filed November 1, 2010

File No. 333-170239

Dear Ms. Garnett:

On behalf of our client, General Growth Properties, Inc., formerly New GGP, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-11 (the “Registration Statement”) of the Company (File No. 333-170239), an amendment to the registration statement filed for the Company on Form S-11, together with certain exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of November 8, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

The Company respectfully advises the Staff that it has removed the shares of common stock, warrants and the common stock issuable upon exercise of the warrants held by each of Fairholme and Pershing Square, two of the Plan Sponsors, from the Registration Statement as it was advised by both Fairholme and Pershing Square that they will not be participating in the offering.

General

1.                                      As you know, we are also reviewing your registration statement for a primary offering on Form S-11 (331-168111), which was originally filed on July 15, 2010.  Please confirm that you will amend this registration statement to comply with comments we have raised on the primary offering registration statement, as applicable.

The Company has authorized us to confirm that it has revised the Registration Statement to comply with the Staff’s comments on its registration statement on Form S-11, as applicable.

2.                                      Please provide us with an analysis of whether the selling shareholders should be deemed statutory underwriters.  We note that the shares and warrants you are registering for resale will be issued very shortly before the effective date of the resale registration statement.  In addition, we note that each of the Plan Sponsors, Blackstone, and Texas Teachers owns more than 5% of your common stock, and that Brookfield Investor is an affiliate of a registered broker-dealer.  Please address specifically why you believe the selling shareholders did not purchase the securities with a view toward distribution.  Refer to the Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act Rules, section 612.09.

As noted above, the Company has removed the shares of common stock, warrants and the common stock issuable upon exercise of the warrants held by each of Fairholme and Pershing Square, two of the Plan Sponsors, from the Registration Statement as it was advised by both Fairholme and Pershing Square that they will not be participating in the offering.

The Company respectfully submits that the remaining selling shareholders should not be deemed “underwriters” within the statutory definition of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).  Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” The Company has considered whether any of the selling shareholders are statutory underwriters, taking into account the background and guidance discussed below, and concluded that the facts support a determination that the selling shareholders did not acquire securities from the Company with a view to distribution, and are not offering or selling for the Company in connection with a distribution, and that they are not statutory underwriters.

Background

On April 16, 2009 and April 22, 2009, GGP, Inc., formerly General Growth Properties, Inc. (“Old GGP”) and certain of its subsidiaries filed voluntary petitions for relief (the ‘‘Chapter 11 Cases’’) in the Bankruptcy Court for the Southern District of New York (the ‘‘Bankruptcy Court’’) under Chapter 11 of title 11 of the United States Code. On August 27, 2010, Old GGP filed with the Bankruptcy Court its third amended plan of reorganization (as supplemented on September 30, 2010 and further modified on October 21, 2010, the “Plan of Reorganization”) and the related disclosure statement for the debtors remaining in the Chapter 11 Cases. On October 21, 2010, the Bankruptcy Court confirmed the Plan of Reorganization and the Plan of Reorganization became effective on November 9, 2010 (such time of completion is referred to as the ‘‘Effective Date’’).

In order to fund the Plan of Reorganization, Old GGP entered into investment agreements in March 2010 (the ‘‘Investment Agreements’’) with each of (i) REP Investments LLC (now known as Brookfield Retail Holdings LLC), an affiliate of Brookfield Asset Management Inc. (the ‘‘Brookfield Investor’’), (ii) The Fairholme Fund and Fairholme Focused Income Fund (collectively, ‘‘Fairholme’’) and (iii) Pershing Square Capital Management, L.P. on behalf of Pershing Square, L.P., Pershing Square II, L.P., Pershing

Square International, Ltd. and Pershing Square International V, Ltd. (collectively, ‘‘Pershing Square’’ and, together with Brookfield Investor and Fairholme, the ‘‘Plan Sponsors’’).  The Investment Agreements committed the Plan Sponsors to fund an aggregate of $6.55 billion, consisting of $6.3 billion of equity investments in the Company and its subsidiaries at a value of $10.00 per share. The Plan Sponsors entered into agreements with Blackstone Real Estate Partners VI, L.P. (“Blackstone”) whereby Blackstone subscribed for a relatively small portion (approximately 7.6%) of the shares and the warrants (described below) to be issued to the Plan Sponsors under the Investment Agreements.  Old GGP also entered into an investment agreement with Texas Teachers pursuant to which Texas Teachers committed to fund $500.0 million for new equity capital of the Company at a value of $10.25 per share.

Pursuant to the Investment Agreements, the Company entered into registration rights agreements (the “Registration Rights Agreements”) with the Brookfield Investor and the other Plan Sponsors with respect to the common stock and warrants of the Company and the Company granted customary piggyback registration rights to Texas Teachers and Blackstone.  It was a condition to the consummation of the transactions contemplated by certain of the Investment Agreements that the Registration Statement be effective.  This condition was waived by the parties entitled to do so, but the Company remains obligated to obtain effectiveness of the Registration Statement.

Pursuant to the Investment Agreements, upon the closing of the investments by each of the Plan Sponsors and after giving effect to the Blackstone Designation, the Company issued:

•                  to Brookfield Investor warrants to purchase up to 57.50 million shares of the Company’s common stock with an initial exercise price of $10.75 per share;

•                  to Fairholme warrants to purchase up to 41.07 million shares of the Company’s common stock with an initial exercise price of $10.50 per share;

•                  to Pershing Square warrants to purchase up to 16.43 million shares of the Company’s common stock with an initial exercise price of $10.50 per share; and

•                  to Blackstone warrants to purchase up to 5.00 million shares of the Company’s the Company’s common stock with an initial exercise price of $10.50 per share with respect to one-half of the warrants and $10.75 per share with respect to the remaining one-half of the warrants.

Upon consummation of the Plan of Reorganization and after giving effect to the Company’s recent equity offering and the application of the net proceeds therefrom, the Company expects that Brookfield Investor, Pershing Square, Fairholme, Blackstone Investors and Texas Teachers will beneficially own approximately 24.6%, 7.7%, 14.1%, 5.1% and 2.6%, respectively, of the shares of the Company’s common stock (excluding shares issuable upon the exercise of warrants) and approximately 27.2%, 8.5%, 16.4%, 5.0% and 2.3%, respectively (assuming the exercise of all outstanding warrants).

The Registration Statement relates to the resale by the selling shareholders identified in the Registration Statement (the “selling shareholders”) from time to time of the shares of common stock owned by the selling stockholders, the warrants and shares of common stock issuable upon the exercise of the warrants and certain outstanding options (collectively, the “Shares”).

Analysis

The Division of Corporation Finance’s guidance in Compliance and Disclosure Interpretation 128.04 provides that the determination of whether a purchaser of securities is an underwriter with respect to resales of such securities “depends on the facts and circumstances of the particular case.” The Division of Corporation Finance has issued further guidance in Compliance and Disclosure Interpretation 612.09, which provides that the following factors that should be considered when evaluating the facts and circumstances of whether a selling security holder is actually acting as an underwriter selling on behalf of an issuer:

•                  how long the selling shareholders have held the shares;

•                  the circumstances under which they received them;

•                  their relationship to the issuer;

•                  the amount of shares involved;

•                  whether the sellers are in the business of underwriting securities; and

•                  whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Company believes that the following analysis clearly establishes that the selling shareholders are not acting as underwriters for the Company:

How Long the Selling Shareholders have Held the Securities

Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Company. Although the Shares the Company is registering for resale were issued very shortly before the anticipated effectiveness of the resale Registration Statement, Brookfield Investor and Texas Teachers made the investment decision to purchase the shares in March 2010 and July 2010, respectively, when they entered into their respective Investment Agreements.  Blackstone made the investment decision to purchase the shares and warrants in August 2010 when the Blackstone Designation was executed.  The warrants issued to Brookfield Investor were negotiated in connection with the Investment Agreements in March 2010 and the warrants issued to Blackstone were negotiated in connection with the Blackstone Designation in August 2010. Each of Brookfield Investor, Blackstone and Texas Teachers made typical “investment intention” representations and warranties in their respective Investment Agreements and Blackstone Designation to the effect that they were acquiring the Shares for investment purposes only and not with a view to or for the purposes of distributing or reselling such Shares.  Each of Brookfield Investor, Blackstone and Texas Teachers also acknowledged that it must bear the economic risk of its investment indefinitely.

The Circumstances Under Which the Securities Were Received

As discussed above, substantially all of the Shares held by each of the selling shareholders (and all of the Shares held by Brookfield Investor, Blackstone and Texas Teachers) were acquired from the Company in connection with the funding of the Plan of Reorganization under the supervision of the Bankruptcy Court.  Substantially all of the Shares were issued pursuant to the negotiated, arm’s length terms of the Investment Agreements, which were a key component of the Plan of Reorganization.  As is customary in transactions in the Chapter 11 context, Brookfield Investor negotiated for and received registration rights with respect to the Shares. Blackstone and Texas Teachers negotiated for and received customary piggyback registration rights.  As further discussed below, the registration rights (and the immediate effectiveness of the Registration Statement) were not granted for the purpose of conducting an indirect primary offering and do not evidence an intent by any of the selling shareholders to quickly distribute their respective shares to the public.

The Relationship to the Company

A critical material term heavily negotiated for by Brookfield Investor when it agreed to enter into the Investment Agreements was its board nomination rights, pursuant to which Brookfield Investor has the right to nominate three of the Company’s nine directors.  Brookfield Investor’s right to nominate three directors will continue so long as Brookfield Investor beneficially owns at least 20% of the Company’s common stock on a fully diluted basis, with such right reducing to two directors if Brookfield Investor beneficially owns between 15% and 20% of the Company’s common stock on a fully diluted basis and one director if Brookfield Investor beneficially owns between 10% and 15% of the Company’s common stock on a fully diluted basis. Brookfield Investor will have no right to designate a director if it beneficially owns less than 10% of the Company’s common stock on a fully diluted basis.  Brookfield Investor also negotiated information and access rights to be able to monitor its investment.  In addition, Brookfield Investor heavily negotiated for preemptive rights in future public and private equity issuances by the Company to allow Brookfield Investor to maintain its ownership percentage in the Company on a fully diluted basis. Many of these rights are tied to Brookfield Investor’s continued beneficial ownership of a significant portion of the Shares, including the right to nominate members of the Company’s board of directors.  All of these rights demonstrate intent of a long-term investment and actually provide a disincentive for Brookfield Investor to sell or otherwise dispose of its Shares.

Under its Investment Agreement, Brookfield Investor is subject to lock-up restrictions on its ability to sell, transfer or dispose of its shares of the Company’s common stock and its warrants for 18 months following the Effective Date. In the first six months of the lock-up period, Brookfield Investor may not sell, transfer or dispose of any shares of the Company’s common stock or its warrants. In the second six months of the lock-up period, Brookfield Investor may sell, transfer or dispose of up to an aggregate of 8.25% of its shares of the Company’s common stock and up to an aggregate of 8.25% of its warrants. In the final six months of the lock-up period, Brookfield Investor may sell, transfer or dispose of up to an aggregate of 16.5% of its shares of the Company’s common stock and up to an aggregate of 16.5% of its warrants (in each case including any shares transferred or sold during the second six months of the lock-up period).

In addition, Brookfield Investor, Blackstone and Texas Teachers have entered into lock-up agreements with underwriters for the Company’s recent equity offering. Under these agreements, subject to certain exceptions, beginning on November 9, 2010 and ending on, and including, the date that is 120 days after such date, the Company, Brookfield Investor, Blackstone and Texas Teachers may not, without the prior written consent of the underwriters, sell, grant any option to purchase, dispose of or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, or enter into any hypothecation, pledge, swap or other arrangement that transfers, or is designed to or reasonably could be expected to result in a transfer of, to another, in whole or in part, during the lock-up period any of the economic consequences of ownership of, the Company’s common stock or any of the Company’s other securities that are substantially similar to common stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, or offer, contract, agree or publicly announce during the lock-up period an intention to effect any such transaction.

As discussed above, Brookfield Investor, Blackstone and Texas Teachers are bona fide investors of the Company with long-term investment intent and are not acting as underwriters on behalf of the Company or as a conduit to effect a public offering on behalf of the Company.  As disclosed in “Plan of Distribution,” the selling shareholders may, from time to time, sell any or all of their shares of common stock in one or more transactions at fixed prices, at prevailing market prices at the time of sale or at varying prices determined at the time of sale, or at negotiated prices.  Each selling shareholder has the sole and absolute discretion not to accept any purchase offer or make any sale of Shares if it deems the purchase price to be unsatisfactory at any particular time.  The Company will not receive any proceeds of the Shares sold by the selling shareholders, if any are sold.  The selling shareholders will act independently of the Company in making decisions regarding the timing, manner and size of each sale.  These facts support the view that the selling shareholders are not acting as underwriters in this offering.

It is worth noting that market practice and the Staff’s previous interpretative positions are clear that registration should not be equated with an intent to distribute the shares.  There are a number of reasons why investors in general want shares registered other than to effect an immediate resale. For example, many investors, including certain selling shareholders, are fiduciaries who may determine that, to fulfill their fiduciary responsibilities, they must negotiate for registered securities to take advantage of unexpected market opportunities or to be able to liquidate their investment if there is a fundamental shift in their investment judgment about the Company.  In addition, investors typically negotiate for and obtain registration of shares acquired by them in such transactions and investors who are fiduciaries are generally reluctant not to take advantage of customary safeguards for liquidity.

Relationships among the Selling shareholders

None of the selling shareholders is a member of a “group” with any other holder or selling stockholder within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b) thereunder. The Company is not aware of any relationship among the selling shareholders other than as disclosed in the Registration Statement and that the selling shareholders act independently of one another.

The Amount of Shares Involved

The Company is registering 392,116,490 shares of the Company’s common stock in the Registration Statement.  This includes the common stock issuable upon exercise of the Company’s warrants held by Brookfield Investor, Texas Teachers and Blackstone and common stock issuable upon exercise of certain options to acquire the Company’s common stock. Of the approximately 940 million shares of common stock expected to be outstanding following the completion of the Company’s recent equity offering and application of the net proceeds therefrom, approximately 327.8 million, or 34.9%, of those shares are being registered for possible resale and approximately 230.9 million, or 24.6%, of the outstanding shares will be beneficially owned by Brookfield Investor.  The Company respectfully submits to the Staff that regardless of the amount of shares being registered, it believes that the proper inquiry regarding whether an offering is a valid secondary offering or an indirect primary offering is whether the offering contemplates the resale of securities acquired from the Company by legitimate investors or whether the offering is made by selling shareholders who are acting as underwriters of, or a conduit for, a public offering by the Company.

The Company respectfully submits that focusing solely on the number of shares being registered in relation to the shares outstanding or the public float would have a disproportionate impact on public companies emerging from Chapter 11 by limiting their ability to sell equity to sophisticated, long-term investors prior to emergence.

Although all of the Shares held by Brookfield Investor, Blackstone and Texas Teachers are being registered, there is no expectation they will in fact sell their shares should a market develop.  As described above, sales by Brookfield Investor could lead to the termination of key rights, such as board nominee rights, negotiated for Brookfield Investor will terminate if it sells its shares.  In addition, as described above, Brookfield Investor, Blackstone and Texas Teachers each agreed to lock-up restrictions on their shares.

Whether the Selling shareholders are in the Business of Underwriting Securities

The selling shareholders are not in the business of underwriting securities.  The Brookfield Investor is the only selling stockholder that is affiliated with a registered broker-dealer; however, the Company has no relationship with such affiliate and such affiliate was not involved in the negotiation of Brookfield Investor’s Investment Agreement or the Plan of Reorganization.  Also, as noted above, the Brookfield Investor will be subject to lock-up restrictions on its ability to sell the Company’s common stock and warrants.

Whether the Circumstances Indicate that the Selling shareholders are Acting as a Conduit for the Company

The Company respectfully submits that none of the selling shareholders are acting as an underwriter on behalf of, or as a conduit for, the Company. The selling shareholders acquired the Shares pursuant to bona fide transactions approved by the Bankruptcy Court to provide the funding for Old GGP’s Plan of Reorganization and emergence from bankruptcy and bear the full economic risk of ownership of their respective Shares.  Furthermore, as discussed above, the selling shareholders are long-term investors who are not in the business of underwriting securities. No selling stockholder will receive a finder’s fee, commission or other payment from the Company in connection with the sale of any of the shares being registered on the Registration Statement and the Company will not receive any proceeds from any sales.

In addition to Brookfield Investor, Blackstone and Texas Teachers, Adam Metz and Thomas Nolan, Jr. are also selling stockholders under the Registration Statement.  The Company is registering the shares issuable upon the exercise of the options Mr. Metz and Mr. Nolan received in connection with their ownership of previously granted options of Old GGP.  The Old GGP options were originally granted as part of a compensation arrangement between these executives and Old GGP and not in connection with any capital raising activity by Old GGP or the Company.  Assuming full exercise of the options, Mr. Metz and Mr. Nolan will each own less than 1.0% of the Company’s outstanding common stock. Accordingly, the Company does not believe that Mr. Metz or Mr. Nolan could be construed as statutory underwriters.

Based on all of the foregoing, the Company believes that the offering contemplated by its resale Registration Statement is not an indirect primary offering by the Company and respectfully submits that the selling shareholders should not be deemed statutory underwriters.

3.                                      We note that you have omitted the disclosure required by Items 505 and 506 of Regulation S-K.  Please tell us why you believe these items are not applicable to your filing.

With respect to Item 505 of Regulation S-K:

•                  With respect to the Company’s common stock, the Company respectfully advises the Staff that the Company’s common stock began trading on the New York Stock Exchange on November 10, 2010. Accordingly, an “established public trading market” for the Company’s common stock exists.  The Company has revised its disclosure on the cover page of the prospectus to include the most recent closing price of the common stock.

•                  With respect to the warrants, the Company has revised its disclosure on the cover page of the prospectus to clarify that there is no fixed offering price for the warrants and the Company expects that the offering price will be based upon the relationship between the exercise price of the warrants and the prevailing market price of the Company’s common stock at the time of sale.  In addition, pursuant to Item 505(b) of Regulation S-K, the Company has disclosed on page 38 of the Registration Statement that the initial exercise price for the warrants was determined through negotiations between Old GGP and the Plan Sponsors.

With respect to Item 506 of Regulation S-K, the Company respectfully submits that it does not believe the disclosure required by Item 506 is required because the public offering price is not currently known and it is impossible to determine the dilutive effect of the offering.

Explanatory Note

4.                                      Please relocate this disclosure to the prospectus.

The Company has revised the Registration Statement to move the explanatory note from the forepart of the Registration Statement to page ii of the prospectus.

Prospectus Cover Page

5.                                      We note that the selling shareholders may sell their shares at prevailing market prices or negotiated prices.  Considering that there currently is no market for your common shares or warrants, this disclosure does not provide a sufficient description of the offering price or the formula or method to be used to calculate the price.  Refer to Item 501(b)(3) of Regulation S-K.  Please revise to identify the price at which the selling security holders will sell their shares and warrants.

The Company respectfully advises the Staff that the Company does not know the prices at which the selling stockholders will sell their shares or warrants.  However, in response to the Staff’s comment (and consistent with the Company’s response to comment #3 above), the Company has revised its disclosure on the cover page of the prospectus and page 193 to include the disclosure required by Item 505(a) by clarifying that the selling stockholders may offer shares or warrants from time to time as they may determine at offering prices that the Company believes will be determined by reference to prevailing market prices of the Company’s common stock at the time of sale. The Company’s common stock began trading on the New York Stock Exchange on November 10, 2010.

Public Market for Our Common Stock, page 54

6.                                      Please tell us the purpose of the last paragraph in this section.  It appears that there will not be any public market for New GGP’s common stock at the effective date of the registration statement.

The Company respectfully advises the Staff that the Company’s common stock began trading on the New York Stock Exchange on November 10, 2010. Accordingly, an “established public trading market” for the Company’s common stock exists.  The Company has revised its disclosure on the cover page of the prospectus to include the most recent closing price of the common stock.  The purpose of the last paragraph in the section “Public Market for Our Common Stock”  is to inform investors of a current market price and the number of holders of the Company’s common stock as of the Effective Date, as required by Item 201(b) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 169

7.                                      Please expand the footnotes to the table to disclose the number of shares  underlying warrants held by Fairholme and Pershing Square that may only be exercised upon 90 days prior notice.

The Company has expanded footnotes 4 and 6 to the beneficial ownership table on page 176 of the Registration Statement to disclose the number of shares underlying warrants held by Fairholme and Pershing Square that may only be exercised upon 90 days’ prior notice.

Selling Stockholders, page 174

8.                                      We note that you are registering the resale of warrants and the resale of common shares underlying outstanding options.  Please expand the selling shareholders table to provide separate ownership columns for these securities, or tell us why you believe it is appropriate to omit them from the table.  See Item 507 of Regulation S-K.

The Company has expanded the selling shareholders table on page 182 of the Registration Statement to provide a separate ownership column for the common shares underlying outstanding options and to make clear that the column for shares underlying the warrants also include the warrants themselves.

9.                                      Refer to the disclosure in footnotes (3) and (5) to the table, which indicates that FCM and Pershing Square disclaim beneficial ownership of common stock underlying warrants.  We do not object to this disclosure; however, all shares beneficially owned by the selling shareholders and being sold for the account of selling shareholders in this offering must be included in the table.  Please revise to include these shares in the appropriate column.

The Company respectfully advised the Staff that it has removed Fairholme and Pershing Square from the table on page 182 of the Registration Statement as Fairholme and Pershing Square will no longer be participating in the offering.

Part II

Other Expenses of Issuance and Distribution, page II-1

10.                               We note you have left several blanks in this section with will be completed by amendment.  Please amend your filing to provide this information prior to the effectiveness of your registration statement.

The Company respectfully advises the Staff that it has completed all remaining blanks in the Registration Statement. The Company has revised page II-1 of the Registration Statement to list the itemized estimated other expenses of issuance and distribution of the offering.

Undertakings, page II-12

11.                               Please provide the applicable undertakings required by Item 512(a) of Regulation S-K.

The Company has revised its disclosure on page II-13 of the Registration Statement to provide the undertaking required by Item 512(h) of Regulation S-K.

Exhibit 5.1

12.                               Please have counsel revise the legal opinion to opine on whether the warrants are legal, binding obligations of the registrant under applicable state contract law.

The Company’s legal counsel has revised its opinion included as Exhibit 5.1 to the Registration Statement to provide the opinion that the warrants are legal, binding obligations of the Company under applicable state corporate law.

13.                               Since this is a resale registration statement, counsel should be able to opine that the shares and warrants have been validly issued, fully paid and non-assessable.  Please provide a revised opinion or tell us why counsel is unable to provide the opinion.

The Company’s legal counsel has revised its opinion included as Exhibit 5.1 to the Registration Statement to provide the opinion that the shares and warrants have been validly issued, fully paid and non-assessable.

In response to the Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Heather Emmel at (212) 310-8849.

Sincerely,

/s/ MATTHEW D. BLOCH

Matthew D. Bloch